

PART II OF FORM C

OFFERING MEMORANDUM DATED OCTOBER 2, 2024

PRE-MIND USA INC.
8 The Green
Suite # 15628
Dover, DE 19901
www.premindusa.com

UP TO $124,000 OF NON-VOTING COMMON STOCK

Target Amount: $25,000

Minimum Investment Amount Per Investor: $400

PRE-MIND USA INC., a Delaware C-Corporation ("Pre-Mind" "the Company," "we," “our” or "us"), is offering up to $124,000 worth of its Non-Voting Common Stock. The minimum target amount under this Regulation CF offering is $25,000 (the “Target Amount”). The company must reach this Target Amount by April 30, 2025. Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering by April 30, 2025, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

The offering is being made through DealMaker Securities LLC (the “Intermediary”). The Intermediary will be entitled to receive fees related to the purchase and sale of the securities. Purchasers of the securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust Company with banking powers (the “Escrow Agent”) until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the earlier of a Closing Date or April 30, 2025 (the “Offering Deadline”), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company’s offer to sell the securities at any time for any reason.

The Intermediary and its affiliates will receive 8.5% of the gross proceeds raised in this offering, a one-time $17,500 setup fee and a $2,500 monthly fee for platform services and transfer agent software. Cash fees are inclusive of all payment processing fees and transaction fees other than fees for processing investor refunds chargeable at $50.00 per refund.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (“SEC”) does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actions or results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events. Footnotes to external sources are provided for information only and are not endorsed by the Company or incorporated into this Offering Memorandum.

In the event that we become a reporting company under the Securities Exchange Act of 1934 (the "Exchange Act"), we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

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TABLE OF CONTENTS

THE OFFERING

Target Offering Amount (aggregate): $25,000.00 | 6,250* shares of Non-Voting Common Stock

Offering Maximum (aggregate): $124,000| 31,000* shares of Non-Voting Common Stock

Type of Security Offered: Shares of Non-Voting Common Stock

Purchase Price of Security Offered: $4.00 per share*

Minimum Investment Amount (per investor): $400

Deadline to reach Offering Maximum: April 30, 2025

* Number of shares offered is subject to adjustment for both time-based and investment amount-based bonus shares, which would result in a lower effective per share price, as described in " – Investment Incentives" below.

Investment Incentives

As detailed below, each investor will receive additional bonus shares at no cost (i.e., in addition to the shares the investor purchases for $4.00 per share) if such investor makes an investment in shares within the timeframes and/or in the investment amounts set forth below.

Note that (i) investors in this offering are eligible to receive time-based bonus shares and investment amount-based bonus shares; (ii) bonus share percentages are cumulative; and (iii) the investor's applicable cumulative bonus share percentage will be multiplied by the number of shares that the investor purchased for $4.00 per share.

Time-Based Bonus Shares

Tier 1: Invest within the first 21 days of start of the offering and receive 100% bonus shares, for an effective per share price of $2.00.

Tier 2: Invest within 22 to 42 days of the start of the offering and receive 60% bonus shares for an effective per share price of $2.50.

Tier 3: Invest within 43 to 63 days of the start of the offering and receive 33.3% bonus shares for an effective per share price of $3.00.

Tier 4: Invest within 64 to 84 days of the start of the offering and receive 14.3% bonus shares for an effective per share price of $3.50.

* Time-based Perks begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the 21st day (03:59 am Coordinated Universal Time ("UTC") on the 22nd day) following the Launch Date for Tier 1. Tier 2 begins at the end of Tier 1 and concludes at 11:59 pm EDT on the 42nd day (03:59 am UTC on the 43rd day) following the Launch Date.
Tier 3 begins at the end of Tier 2 and concludes at 11:59 pm EDT on the 63rd day (03:59 am UTC on the 64th day) following the Launch Date.
Tier 4 begins at the end of Tier 3 and concludes at 11:59 pm EDT on the 84th day (03:59 am UTC on the 85th day) following the Launch Date.

Investment Amount-Based Bonus Shares

Invest $2,500+ and receive 10% bonus shares

Invest $9,500+ and receive 22% bonus shares

Invest $19,500+ and receive 35% bonus shares

Invest $42,500+ and receive 50% bonus shares

THE COMPANY AND ITS BUSINESS

Overview

Pre-Mind was formed in June 2023 to license, on an exclusive basis for clients in the United States, a technology platform designed to enable clients to enhance their customer satisfaction and create increased customer loyalty, which we believe will lead to greater revenues and profitability for our clients. We are a software as a service (or SaaS) company that offers our platform to clients either as an API, to integrate with and enhance their existing customer management platforms, or as a stand-alone mobile application ("app") to provide clients a white label customer management platform. Our app is available for download in both iOS and Android versions.

The Pre-Mind Platform and Intellectual Property

General

On June 1, 2023, we entered into a License Agreement ("License Agreement") with PRE:MIND PTE. LTD ("Licensor") under which we have an irrevocable, exclusive license in the United States for use of a customer-centric customer experience enhancement software platform that we call the Pre-Mind Platform.

The Pre-Mind Platform includes a dashboard called PRE:MIND Elevent, which allows clients to streamline tasks related to the performance of their services including, but not limited to:

- collecting payments through the app,
- creating events,
- managing bookings, and
- other standard customer service operations,

The Pre-Mind Platform is applicable to any service which requires a reservation or an appointment and any service or product which generally involves direct or indirect interaction with customers, such as restaurants, spas, hairdressers, city tour guides, medical service providers, and food courts with or without reserved seating.

For white label clients, the app is equipped with an iBeacon reader which, when in presence of a PRE:MIND iBeacon, will notify the staff at the assigned venue about the customer's arrival and their personal details and history with the company.

A.I.-powered analysis works to quickly uncover hidden connections across months, years, or even decades of data. This enables accurate measurement, predictive inference, and full implementation. The result is an entirely natural and intuitive platform that enables our clients and their employees to exceed customer expectations.

The License Agreement provides that deliverables for the Pre-Mind Platform include both software and hardware (iBeacons), with the software remotely installed upon assigned servers and continuously updated with the latest security patches at no additional costs. In addition, the app will be continuously be updated and available from Google's and Apple's respective app stores.

The iBeacons will be delivered to us upon request and after full payment under the License Agreement. The iBeacon also contains a battery which allows immediate and continuous operation. The Licensor has agreed to replace any faulty units with no delay.

For additional information regarding our License Agreement, please see "Related Party Transactions – License Agreement."

Pricing Models

We have adopted a flexible approach to our pricing structure. We have a Core model and a Pro model. Our Core model is designed for businesses that want to provide an enhanced customer experience for their customers with a reasonable cost of entry. Under the Core model, we charge clients a fee of 2.5% of revenue from each Pre-Mind assisted transaction. Our Pro model is designed for providers that want to license and roll-out the technology to downstream users. Our base line pricing for the Pro model clients is a $50,000 annual fee plus scaled transaction fees. Our Pro model is designed to be flexible to meet specific client needs and adjust pricing based on the scale of the features and additional functions a client may select, the size of the customer base and other factors. We may also offer these clients a flexible pricing structure incorporating varying elements of the fee per transaction model and/or a monthly fee model, tailored to each clients' needs.

Additional Functionality

The Pre-Mind Platform also acts as a powerful customer relationship management (or "CRM") tool, with a vast range of capabilities, allowing for our clients to undertake initiatives such as:

- creating "gamified" loyalty programs,
- distributing custom designed and personalized newsletters,
- utilizing the promotion engine to target a customer with personalized messages and events and products tailored to customers interests and
- setting and managing loyalty programs.

Our Platform also offers clients the Pre-Mind Marketplace, which provides the ability to collaborate with our other clients without sharing customer lists. For example, a hotel client hosting an event tailored to wine lovers may collaborate with one or more restaurant clients to extend the invite to invite to the Pre-Mind-linked customers of those restaurants.

Intellectual Property Protection

The Licensor has a registered international trademark for the "PRE:MIND" mark.

The trademark protection, granted under the international trademark registration treaty referred to as the Madrid Protocol, provides trademark protection in more than 120 countries, including the United States. The trademark registration expires in May 2027. The Licensor has permitted the Company to use its mark under the License Agreement. Neither the Licensor or the Company hold any other patents, trademarks and copyrights in the United States, or have any pending applications.

For additional information regarding our License Agreement with the Licensor, please see "Related Party Transactions – License Agreement."

Market

We intend to focus our initial marketing and sales efforts in industries which we believe could see a significant increase in profitability and customer loyalty through the functionality of our Platform, including:

- casinos,
- hospitality,
- cruises,
- food and beverage/restaurants,
- retail,
- universities, and
- shopping malls.

We have engaged CorpComm Services Limited to create and manage our marketing efforts through article content creation and distribution across a variety of newspapers, magazines and business or financial publications that are of general and regular circulation, with a minimum budget commitment of $1,250,000 per year. Assuming we raise sufficient proceeds in this offering, we also intend to hire three sales staff to cover the east coast, west coast and central United States regions, respectively. We also believe that our marketing and sales efforts will be enhanced by introduction that our directors' and officers' can provide based on their business and personal relationships with people in our target industries.

Our Value Proposition

We believe that, by enabling our clients to enhance and tailor their product and service offerings to their customers' interests, we can help them boost customer loyalty and retention and revenues. Businesswire reports that 78% of consumers have abandoned a purchase after poor customer service. 2021 Research from Qualtrics (Nasdaq: XM) found that U.S. businesses risk losing $1.9 trillion in consumer spending due to poor service experiences. According to Bain & Co., companies achieving the highest Net Promotor Scores (NPS) in their industry consistently beat the stock market over the past decade, with NPS delivering 510% of the median return. We believe that the Pre-Mind Platform enables our clients to discover, predict and improve the lives of their participating customers, thereby increasing customer spend, profitability and overall performance. According to a 1990 Harvard Business Review article, customers that are served correctly generate increasingly more profits each year they stay with a company, with the pattern seen across a wide range of businesses; showing that the longer a company keeps a customer, the more money it stands to make. With the Pre-Mind Platform, we can enable our clients, with minimal cost, to transform their customer experience from an average one to a VIP-level of service, thereby increasing customer loyalty and generating increased profits.

Competition

The Company operates in a competitive environment. The key competitors in our field are Pulsate, inMarket, and Reveal Mobile. All three of these companies are collecting data about the movements of mobile app users and presenting heatmaps and retargeting (sending notifications/SMS/e-mail) of advertisements during/after a visit. These companies are all based in the US, with only Reveal Mobile having an EU-office in Ireland. Our competitors may have significantly greater resources and users than we do.

While the Pre-Mind Platform provides similar basic service, we differentiate our service by enabling a VIP-level experience and satisfaction. Our competitors primarily focus on the mass market segment and "spam" advertising. We believe there is no comparable platform that automates and enables clients to provide a VIP-level of service across their customer base with the potential to reach other client's customers through the Pre-Mind Marketplace, while still allowing the respective clients sole access to their own customer base. We believe that this interconnected network effect will help reduce client turnover even if a competitor were to develop a solution similar to ours, i.e. our existing clients would be disincentivized to switch platforms because they no longer have access to the Pre-Mind Marketplace.

Employees

As of the date of this Offering Memorandum, the Company has 2 employees comprised of its Chief Executive Officer, Thomas Kunambi, and its Chief Financial Officer, Sean Scott, both of who have entered into engagement agreements to serve in their respective capacities as contractors for the Company.

Regulation

We are and may become subject to a variety of laws and regulations in the United States (and to the extent our clients' customers are located outside the United States, other countries) that involve matters central to our business and future business plans, many of which are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. These laws and regulations involve matters including privacy, data use, data protection and personal information, biometrics, encryption, rights of publicity, content, integrity, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence and machine learning, electronic contracts and other communications, competition, protection of minors, consumer protection, civil rights, accessibility, telecommunications, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services.

These laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate and intend to operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that is and/or will be critical to our operations, including data shared between countries or regions in which we currently and/or in the future operate and data shared among our products and services. If we are unable to transfer data between and among countries and regions in which we operate, or if we are restricted from sharing data among our products and services, it could affect our ability to provide our services.

Litigation

The Company is not currently engaged in any litigation and is not aware of any pending litigation.

Property

The Company does not own or lease any property, and its officers and directors work remotely.

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks to which all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The Company is a recently formed Company and has limited operating history on which to evaluate its performance. We were formed in June 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Its current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, including purchasing patterns of its clients and their customers and the entry of competitors into the market.

We have included a "going concern" note in our financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise the maximum amount of funds in this offering, we will need significantly more funding to pay our outstanding debt obligations and grow our company. Without this additional funding our Company may not survive.

If the company cannot raise sufficient funds, it will not succeed. The Company is offering Non-Voting Common Stock in the amount of up to $124,000 in this offering, with a Target Offering Amount of $25,000. Even if the maximum amount is raised, it will not be sufficient to repay our outstanding debt and we will need to raise significantly more funds to cover our ongoing expenses, including a $55,000 current monthly cash burn rate. The Company will need significant additional funds in the future in order to grow its business, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive.

Certain of founding stockholders have more rights than investors in this offering will have, including rights to participate in future equity offerings by us and registration rights. As discussed below in "Related Party Transaction," we are party to a Shareholders Agreement which provides certain stockholders the right to sell their Company securities alongside us in any equity offering in which stockholders are permitted to participate under law. These participation rights may make it difficult for the Company to raise funds, either because there is not sufficient investor demand to cover all of the equity we wish to issue and the securities being sold by these founding shareholder, or investors may view significant sales of securities by founders, particularly in the early stages of our development, as a negative signal regarding our future prospects. These founding stockholders also have the right to demand SEC registration of the securities they own subject to some limitations. Registration with and reporting to the SEC can be very burdensome, and in the event any demand for registration is made before we are ready to take on that burden, our personnel and financial resources could be significantly strained.

Our valuation and our offering price have been established internally and are difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, are generally purely speculative. We have set the price of our Non-Voting Common Stock at $4.00 per share with significant bonus shares based on both the timing and amount of an investor's investment. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this per share price for a percentage ownership of a start-up company. The issuance of additional shares of our common stock, or any option grants if we adopt an option plan, may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The company relies heavily on PRE:MIND PTE. LTD, an affiliated party, to provide intellectual property and services essential to the success of its business. PRE:MIND PTE. LTD, a Singapore private limited company ("Licensor"), a company for which Thomas Kunambi is the CEO and owns 24% of the voting power as of July 31, 2024, has provided an exclusive license to the Company for the software and intellectual property that is essential to the Company's Platform and has agreed to provide ongoing support for and development of the software. This technology is the foundation of our Platform. If the Licensor fails to perform its services or performs them in an unacceptable manner, we may experience delays, errors, or other problems that will materially impact our reputation, client relationships, operations and business prospects. We owe the Licensor a significant amount of money and do not have the cash to pay it, even if we raise the maximum amount in this offering. In the event Licensor were to terminate its relationship with us, the Company would no longer be able to offer and sell its Platform and its business will not survive.

The company depends on key personnel and faces challenges recruiting needed personnel. The company's future success depends on the efforts of a small number of key personnel, in particular Thomas Kunambi who developed the technology that is licensed to the Company and is the foundation of our Platform. In order to acquire clients and develop its business, the Company will need to hire sales and marketing staff.   Due to its limited financial resources, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

We operate in a competitive landscape. The Company operates in a competitive environment. The key competitors in our field are Pulsate, inMarket, and Reveal Mobile. All three of these companies are collecting data about the movements of mobile app users and presenting heatmaps and retargeting (sending notifications/SMS/e-mail) of advertisements during/after a visit. These companies are all based in the US, with only Reveal Mobile having an EU-office in Ireland. These and future competitors may have significantly greater resources and established user bases than we do. We may have significant difficulty establishing our client base to the extent that these efforts rely on potential clients replacing services offered by competitors and we may not be able to compete sufficiently to establish and grow our business.

Our business is dependent on our ability to develop a customer base and generate revenues. To generate revenue and achieve profitability, we must successfully market our products and build a client base. In light of our early stage of development, we have not generated revenue to date. Numerous factors may impede our ability to add new clients, including our inability to establish relationships with major brands, creating and increasing the consumer interest or willingness to have their preferences and usage patterns monitored by these potential clients, failure to attract and effectively retain new sales and marketing personnel, failure to retain and motivate our current sales and marketing personnel, failure to successfully deploy products for clients and provide quality technical support once deployed, or unsatisfactory effectiveness of our marketing programs. In addition, if prospective clients do not perceive our Platform to be of sufficiently high value and quality, we will not be able to attract the number and types of new clients that with sustain our business.

In addition, our ability to attract new customers in the future depends in large part on our ability to enhance and improve our existing Platform to reflect the changing nature of our market. The success of any enhancement to our Platform depends largely on ongoing development by Licensor of the underlying software and hardware, including timely completion and delivery, adequate quality testing, and overall market acceptance. If we are unable to successfully provide enhancements to our Platform to meet client requirements, or otherwise gain market acceptance, our business, results of operations and financial condition would be harmed and our business may not survive.

We are dependent on the ability to attract, recruit, and retain sales and marketing, and administrative staff. This talent may be expensive to source and to retain. In particular, increasing our client base and achieving broader market acceptance of our Platform will depend to a significant extent on our ability to expand our sales and marketing operations. As our business grows, we will need to establish and maintain adequate training and compliance programs and internal financial controls which we require hiring sufficient administrative staff. Should we be unable attract and retain skilled staff, our ability to manage our business, generate revenue and scale the business as we grow may be affected.

Actual or perceived violations of privacy laws or perceived misuse of personal information could have a materially adverse impact on our reputation and business. Our business is subject to a variety of federal and state laws and regulations in the United States (and to the extent our clients' customers are located outside the United States, other countries) relating to user privacy, rights of publicity, data protection, content, protection of minors, and consumer protection. These laws and regulations are constantly evolving and remain subject to significant change. In addition, the application and interpretation of these laws and regulations are often unpredictable and uncertain, particularly in the new and rapidly evolving industry in which we operate. Because our business involves facilitating the storing, processing, and using data, some of which contain personal information, we may be subject to complex and evolving federal, state, and foreign laws and regulations regarding privacy, data protection, and other matters.

Alleged violations of any of these laws and regulations could result in investigations, claims, changes to our business practices, increased cost of operations, and declines in user growth, retention, or engagement, any of which could materially adversely affect our business, results of operations, and financial condition. Furthermore, any perception of our services as an invasion of privacy, whether legal or illegal, may subject us and our clients to public criticism. Existing and future privacy laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may create negative public reaction related to our business. Any resulting reputational harm, potential claims asserted against us or decrease in consumer acceptance could reduce the demand for our services, increase costs of obtaining data or for public relations and communications, and adversely affect our ability to provide our services to clients, any of which could harm our business.

Our business is subject to risks from rapid changes in technology. We operate in a competitive industry characterized by rapid technological change and evolving industry standards. Our ability to attract new clients and increase revenue from existing clients will depend largely on our ability to anticipate industry standards and trends, respond to technological advances in our industry, and to continue to enhance our existing Platform or to design and introduce new services on a timely basis to keep pace with technological developments and clients' increasingly sophisticated needs. The success of any enhancement or new service depends on several factors, including the timely completion and market acceptance of the enhancement or new service. Any enhancement to our Platform or new services might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate revenue. If any of our competitors implements new technologies before we are able to implement them, those competitors may be able to provide more effective services than us at lower prices. Any delay or failure in the introduction of new or enhanced services could harm our business, results of operations and financial condition.

Our Platform and services may not meet evolving standards, changes and preferences. Our ability to develop (through the Licensor) and commercially launch new services depends on a number of factors, including, but not limited to, the ability to design and implement solutions and services at an acceptable cost and quality, the ability to attract and retain skilled employees and the ability to successfully complete the launch of services in a timely manner. There is no guarantee that we will be able to respond to market demands. If we are unable to effectively respond to technological changes, or fail or delay to launch new services or enhancements to our Platform in a timely and cost-effective manner, our Platform and services may become obsolete, and we may be unable to operate our business profitably, or at all.

Cyber-attacks, cybersecurity breaches, acts of cyber-terrorism or acts of god could disrupt our business or result damage to our reputation and ability to establish a client base. Our business could be materially and adversely affected by security threats, including cybersecurity threats, and other disruptions affecting us or our Licensor. As a provider of a software platform that accesses and stores client and their customers information, we and our Licensor face various security threats, including:

- denial-of-service attacks;
- malicious software;
- data privacy breaches by any employee, insiders or others with authorized access;
- cyber or phishing-attacks;
- ransomware;
- attempts to gain unauthorized access to our data and systems; and
- other electronic security breaches.

Neither we nor the Licensor may have the personnel or resources to combat these attacks or to implement and manage controls and procedures designed to adequately protect our systems and software, identify and remediate vulnerabilities in our systems and monitor and mitigate the risk of these cybersecurity threats. If any of these security breaches were to occur, we could suffer disruptions to our operations and damage to our reputation, a loss of client and counterparty trust, reimbursement or other costs, increased compliance costs, litigation exposure and legal and potentially regulatory liability.

Our business is and may become subject to complex and evolving U.S. and foreign laws and regulations regarding *privacy, data use and data protection, content, competition, safety and consumer protection, e-commerce, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our products and business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.* We are and may become subject to a variety of laws and regulations in the

United States (and to the extent our clients' customers are located outside the United States, other countries) that involve matters central to our business and business plan, including privacy, data use, data protection and personal information, biometrics, encryption, rights of publicity, content, integrity, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence and machine learning, electronic contracts and other communications, competition, protection of minors, consumer protection, civil rights, accessibility, telecommunications, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. The introduction of new products or services, expansion of our activities in certain states jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny.

These laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. For example, regulatory or legislative actions or litigation affecting the manner in which we display content to our users, moderate content, or obtain consent to various practices could adversely affect user growth and engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results.

We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that may become critical to our operations, including data shared between countries or regions in which we operate or will operate and data shared among our products and services.

These laws and regulations, as well as any associated claims, inquiries, or investigations or any other government actions, have in the past led to, and may in the future lead to, unfavorable outcomes including increased compliance costs, loss of revenue, delays or impediments in the development of new products or services, negative publicity and reputational harm, increased operating costs, diversion of management time and attention, and remedies that harm our business, including fines or demands or orders that we modify or cease existing business practices.

In addition, compliance with regulatory and legislative privacy requirements may require significant operational resources and modifications to our business practices, and any compliance failures may have a material adverse effect on our business, reputation, and financial results.

Natural disasters, terrorist activities, or other significant events could adversely affect our operations or financial results. Natural disasters, terrorist activities, or other significant events could cause material disruptions in the public infrastructure that we rely on to deliver our Platform and provide services to clients, such as telephone service, internet availability and electricity. Any such disruptions would have a significant adverse impact on our business operations, financial condition and ability to achieve profitability.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business. The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect many of the industries that would be our key target clients. "Shelter-in-place" or other such orders by governmental entities could also disrupt our target clients' operations and negatively impact their financial condition. In such an environment, it may be difficult or impossible for us to successfully market our Platform and our business may suffer.

We do not maintain any insurance that would compensate us for losses we may face. We do not maintain any insurance covering our business that provides coverage for liabilities or would compensate us for losses, whether from cyberattacks, natural disasters or errors or omissions made by our management or any employee. As a result, we would need to fund these losses internally and if we are unable to do so, our business may not survive.

Certain of our directors and officers may face conflicts of interest in their service to our company. Certain of the company's directors and/or officers may also serve as owners, directors and/or officers of our strategic partners or other companies with which we do business or with which we compete. Consequently there exists the possibility for such persons to be in a position of conflict requiring them to abstain from certain decisions. Although our officers and directors are subject to duties of care and loyalty under Delaware law, our business may suffer if a conflicted officer or director is recused from decision making. In addition, actions taken by the company with respect to transactions or relationships involving such conflicts may be perceived as being unfair to our company, which could harm our reputation, affect the value of our company and potentially subject us to costly and time-consuming litigation.

We are selling non-voting shares. We are selling shares of Non-Voting Common Stock in this offering, which means, except in very limited circumstances, you will not have any vote as a stockholder in the company for any matter unless required by the Delaware General Corporation Law. For example, you will not be entitled to vote on major transactions such as a sale of the Company or its assets, a recapitalization or the issuance of securities with a priority over the Company's Non-Voting Common Stock.

We are offering a significant number of bonus shares based on the timing and/or amount of an investment in our Company which will be dilutive for investors that do not qualify for these bonus shares. Certain investors are entitled to bonus shares in this offering, as discussed under "The Offering – Investment Incentives" above. The maximum percent of bonus shares available in this offering is 150%. We are concurrently offering up to $45,000,000 of Non-Voting Common Stock to accredited investors under Rule 506(c) of Regulation D, with the per share price ranging from $4.00 to $2.50, depending on size of investment. The value of an investor's interest in our Company who receive fewer or no underlying bonus shares will be immediately diluted by investments made by investors in these offerings who receive a higher number of bonus shares.

Our executive officers have control over all stockholder decisions because all of our existing holder of Voting Common Stock founders have granted them an irrevocable proxy to vote the shares owned by these holders. Thomas Kunambi and Sean Scott, our CEO and CFO respectively, together have the ability to cast all votes required of shareholders. As a result, they have the ability to control the outcome of all matters submitted to stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

There is no guarantee that investors in our company will get a return on their investment. There is no assurance that an investor in our Non-Voting Common Stock will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The company's management has discretion as to use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors in the Non-Voting Common Stock offered hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing related parties, banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company, to the detriment of holders of the Company's common stock.

We intend to distribute our Platform through app stores operated by third parties. Should our access to these stores be limited or they raise the prices they charge for access to the stores, our ability to grow and monetize our Platform would be affected. If a new app store rose to prominence, the reach of our current third-party app stores may be curtailed, and we would need to build a go-to-market operation for this new channel. The companies that control these app stores, Apple and/or Google, could decide to block iBeacon technology in their respective operating systems, make a determination regarding our company, our Platform or other factors that could affect our clients' and their customers' access to our Platform. Additionally, Apple and/or Google may change their approval process for app-store listings in ways that make it more difficult to manage than their current processes, which may affect our ability to list our products effectively in these channels.

We could be subject to a general economic downturn. An economic downturn could impact the spending power of our clients and their customers, which would in turn affect our ability to generate revenue.

Our intellectual property may be replicated by a third party and we may be unable to prevent this. We believe that one of the strong competitive advantages we have is that our Platform enables our clients provide a VIP-level of service far superior to any competitor service offering. Our competitors could replicate or reverse engineer our Platform functionality and, with greater financial resources, could drive us out of business. Even if we or our Licensor were to have a basis to litigate any infringement on our intellectual property, intellectual property litigation has become extremely expensive. Even if the Company believes that a competitor is infringing on its intellectual property, it might choose not to file suit because it lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because it believes that the cost of enforcing its intellectual property outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. The Company inability to protect or enforce its or the Licensor's intellectual property rights could have adverse consequences for the Company, including undermining the credibility of its intellectual property, reducing its ability to enter into sublicenses with clients, and weakening its attempts to prevent competitors from entering the market. As a result, if the Company is unable to protect or enforce its intellectual property rights, your investment could be significantly and adversely affected.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor. In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act of 1933, as amended (the "Securities Act") creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that these exclusive forum provisions apply to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find a provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

The Company is not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. The Company does not have the internal infrastructure necessary, and is not required, to complete an attestation about its financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of the Company's financial controls. The Company expects to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our certificate of incorporation has an exclusive forum provision that requires disputes be resolved in the Court of Chancery in the State of Delaware, unless the company consents in writing to the selection of an alternative forum. Our certificate of incorporation provides that the Court of Chancery in the State of Delaware will be the sole and exclusive forum to resolve disputes for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf,
- any action asserting a breach of fiduciary duty,
- any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, and
- any action asserting a claim against us that is governed by the internal-affairs doctrine.

This exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find an exclusive-forum provision in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% or more of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach 25% or more in some situations) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: *Credit Cards and Investments - A Risky Combination*, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

DIRECTORS AND EXECUTIVE OFFICERS

This table shows the principal people on the Company's team:

Name	Position	Age	Term of Office	Approx. hours per week (if not full-time)
Executive Officers:				
Thomas Kunambi	Chief Executive Officer	44	June 2023 - present	10 hours per week
Sean Scott	Chief Financial Officer and Vice President of Compliance	45	June 2023 - present	10 hours per week
Directors:				
Thomas Kunambi	Director	44	June 2023 - present	
Sean Scott	Director	45	June 2023 - present	
Mats Koehlmark	Director	75	June 2023 - present	
Carl David Rotor	Director	59	June 2023 - present	

Thomas Kunambi co-founded and has been the CEO of PRE:MIND PTE. LTD since 2017. He has also been a Senior Technical Advisor for Have Halal, Will Travel since April 2023 and a Strategic Advisor to The Right Company Pte Ltd since February 2023. From 2010 to 2017, Mr. Kunambi was the CEO of 23 Critters AB, a Swedish company that designs, develops and programs concepts for various types of web services, and has been a Regional Director of the company since 2025. Mr. Kunambi served as Global Director for Romero Networking from 2019 to 2022. He also founded and was CEO of Kunambi Consulting from, where he provided IT consulting services in a number of sectors including art and culture and food and tourism.

Sean Scott has been a director and President, from 2021 to present, of New Green Generations Holdings Ltd., a private capital corporation focused on investments in innovative companies. He is also the Founder and President, from 2017 to present, of AMO Services, a company that provides quality control checks to companies on an outsourced basis.

Mats Koehlmark has over 30 years of experience at Ericsson where he has held senior positions in the development of mobile systems, such as GSM, WCDMA, and LTE, most recently as Vice President of Portfolio Strategy, until his retirement in 2011. From 2013 to 2017, he served as a director of Free2move Holding AB, a company that develops and markets products for wireless communication. Mr. Koelmark earned his Master of Science, Electrical Engineering degree at the KTH Royal Institute of Technology in Stockholm.

Carl David Rotor is currently a Partner at Partners in Performance, a global strategy consulting firm, joining the firm in 2021. Prior to that time, Mr. Rotor was a Director of Azure Consulting from 2018 to 2021, an Expert Principal at Bain & Company from 2015 to 2017 and a Principal at Deloitte from 2010 to 2015.

Compensation

Each of Mr. Kunambi and Mr. Scott has executed an engagement letter agreeing to serve as Chief Executive Officer and Chief Financial Officer, respectively, of the Company. Each non-officer director has also entered into an engagement letter agreeing to service as a director of the Company. Each officer and director has agreed to prioritize funding for the Company's operations, and have agreed to accept compensation of $1.00 per year with the understanding that once the Company raises enough funds to continue its operations the Company may implement salary, bonuses, options and/or other benefits and/or other compensation packages to be discussed at a future time. Once we raise sufficient funds, we anticipate compensating each of our executive officers $7,500 per month and each of our other directors $1,000 per month.

Each officer is also entitled to reimbursement of reasonable and necessary business expenses incurred in the performance of his duties; and each director is entitled to reimbursement for all reasonable out-of pocket expenses incurred in connection with his participation in any meetings as a member of the Board.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table sets for the stockholders of the Company that have beneficial ownership of more than 20% of the Company's voting securities as of August 31, 2024.

While no single stockholder owns securities representing more than 20% of the Company's Common Stock, pursuant to the Stockholders Agreement described below, a number of the Company's founding stockholders have appointed Thomas Kunambi (or any person designated by him) as their proxies and attorneys-in-fact to vote or act by written consent with respect to any and all matters submitted to the stockholders of the company for vote or written consent. Similarly, the remaining founding stockholders of the Company have appointed Sean Scott (or if he is unavailable Carl David Rotor) as their proxies and attorneys-in-fact to vote or act by written consent with respect to any and all matters submitted to the stockholders of the company for vote or written consent.

As a result, the below table reflects the ownership and voting power of these persons.

Beneficial owner	Amount and class of securities held	Amount and class of securities subject to a proxy	Percent of voting power prior to the Offering
Thomas Kunambi	Voting Common Stock – 11,997,776	Voting Common Stock – 38,002,222	69.7%
Sean Scott	Voting Common Stock –550,000	Voting Common Stock – 20,957,500	46.1%
	Warrants exercisable for Voting Common Stock issuable upon exercise of Warrants – 570,000	Warrants exercisable for Voting Common Stock issuable upon exercise of Warrants – 20,937,500	
Carl David Rotor	None	Voting Common Stock – 20,957,500	45.2%
		Warrants exercisable for Voting Common Stock issuable upon exercise of Warrants – 20,937,500	
Total securities held and percent of the Company's voting power as a group.	Voting Common Stock – 12,547,776	Voting Common Stock – 58,959,722	99.2%
	Warrants exercisable for Voting Common Stock issuable upon exercise of Warrants – 570,000	Warrants exercisable for Voting Common Stock issuable upon exercise of Warrants – 20,937,500	

The outstanding Warrants are exercisable for an equal number of shares of Voting Common Stock at an exercise price of $0.10 per share and expire in October 2028.

USE OF PROCEEDS

The Company estimates that its offering expenses at the Target Offering Amount of $25,000 will be $106,391 and, at the Maximum Offering Amount of $124,000, will be $164,716. Other than the 8.5% commissions to the Intermediary and unpaid legal expenses and marketing expenses shown in the $124,000 Raise column below, the Company has funded these offering expenses by borrowings under its Line of Credit Agreement. The Company does not need to make any payments of principal or interests under this Line of Credit Agreement until it has successfully raised $1,000,000 in debt or equity financing (excluding amounts borrowed under the Line of Credit Agreement). Please see "Related Party Transaction" for a description of the Line of Credit Facility and the amounts payable thereunder.

As a result, the Company anticipates using the gross proceeds from this offering to fund the as yet unfunded offering expenses shown below and will use the remaining portion, if any, to cover our working capital needs, including to pay our obligations to the Licensor, a related party, under our License Agreement.

	Allocation After Estimated Offering Expenses of $106,391 $25,000 Raise		Allocation After Estimated Offering Expense of $164,716 $124,000 Raise
8.5% commissions to Intermediary	$2,125	8.5%	$10,540
Unpaid legal expenses	$13,875	55.5%	$29,485
Accounting	$0	0.0%	$9,500
Marketing expenses	$9,000	36.0%	$50,000
TOTAL	$25,000		$99,525
Working capital (including amounts owned under the License Agreement)	$0		$24,475

We are concurrently offering up to $45,000,000 of Non-Voting Common Stock to accredited investors under Rule 506(c) of Regulation D, with the per share price ranging from $4.00 to $2.50, depending on the size of investment, and a minimum required investment of $5,000. Funds from this Regulation D offering, after payment of all offering expenses, would be used to fund our operations, including building and expanding our marketing and sales and growing our client base.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Financial Statements

The Company's financial statements for the period from June 1, 2023 ("Inception") through December 31, 2023 have been certified by the Company's Chief Executive Officer. The financial information provided has not been reviewed or audited by an independent Certified Public Accountant. Financial statements can change, potentially significantly, when subject to an audit by an independent Certified Public Accountant.

The following discussion should be read in conjunction with the Company's unaudited consolidated financial statements and the related notes included as Exhibit A to this Offering Memorandum. The following discussion also includes information based on our unaudited operating data since our fiscal year end of December 31, 2024 and such information is subject to change once we complete our second fiscal year, prepare our financial statements.

Going Concern

The Company's unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company was recently formed and has limited capital. The Company will rely on financing for working capital until positive cash flows from operations can be achieved. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. For the next 12 months from the date these financial statements are available to be issued, the Company intends to fund its operations with a proposed Regulation Crowdfunding offering and revenues from operations. If we cannot raise additional capital in the next 12 months, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities

Results of Operations

The Company's expenses during the period from Inception to December 31, 2023 totaled $5,988, related to the formation of our company and initial organizing activities. The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2023, the Company capitalized deferred offering costs related to this offering of $52,266. See "Use of Proceeds" for total offering expenses estimated for this offering. Our Company is pre-revenue. As of July 31, 2024, the Company had not generated revenue.

Liquidity and Capital Resources

As of December 31, 2023, the Company had $3,333 in cash and cash equivalents. The Company's current cash utilization, or burn rate, is $55,000 per month. It has been funding its cash needs principally with draws under its Line of Credit Agreement, as discussed below. In addition to this offering, the Company is conducting a concurrent offering of Non-Voting Common Stock under Regulation D, seeking to raise up to $45,000,000. Assuming we raise a sufficient amount of funds from our equity offerings, we expect our cash burn rate to increase to $170,000 per month.

As of December 31, 2023, the Company has capitalized $427,707 as intangible assets reflecting its License Agreement and recorded related party accrued liabilities of $248,707, reflecting licensing fees payable in connection with the License Agreement. Licensing fees include an initial payment of CND$100,000 in the form of a promissory note, which was due by January 6, 2024. Until such time as the Company raises $1,000,000 in equity funding and subject to the Licensor meeting its obligations, a monthly fee of $50,000 USD is due and payable, of which $25,000 must be paid in cash and the remainder being a promissory note payable in no more than 180 days. After $1,000,000 has been raised in equity, the full $50,000 per month is due in cash. As of June 30, 2024, we have paid the Licensor $210,000 in cash and owe an additional $338,707 under the terms of the License Agreement. See "Related Party Transactions – License Agreement" for more details.

Effective June 1, 2023, the Company entered into the Line of Credit Agreement and, as of December 31, 2023, the Company had $235,912 outstanding out of a total available of CND$342,500. As of June 30, 2024, the amount of borrowing available under this Agreement had been increased to CND$390,813 (or $285,703) of which $285,703 was outstanding, including accrued interest at the rate of 4.6% per annum. Once the Company has successfully raised $1,000,000 in debt or equity financing (excluding amounts borrowed under the Line of Credit Agreement), it is obligated to pay the principal amount, plus interest at the rate of 4.60% per annum, in equal monthly installments over 24 months, due and payable on the 1st of each month. Regardless of whether the Company raises such financing, all amounts outstanding, including accrued and unpaid interest and other amounts payable thereunder, are due and payable on June 1, 2033. See "Related Party Transactions – Line of Credit Agreement" for more details.

In October 2023, the Company issued 71,707,498 shares of Voting Common Stock at a per share price of $0.00001 per share, raising $717, of which $42 has not yet been received.

If we raise $5.0 million of net proceeds from our concurrent equity offerings (after offering expenses), we would anticipate that such amounts will be sufficient to fund our operations, including payments under our License Agreement and Line of Credit Agreement, for the following two years. In addition to payments under these related party agreements, we expect to deploy those funds primarily to establish and grow our marketing and sales efforts, as well as to compensate our directors and officers.

Trends

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes, changes in laws and regulations, and consumer acceptance. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

RELATED PARTY TRANSACTIONS

License Agreement

On June 1, 2023, we entered into a License Agreement with PRE:MIND PTE. LTD ("Licensor"), a company for which Thomas Kunambi is the CEO and owns 24% of the voting power as of July 31, 2024. New Green Generations Holdings Ltd., a company controlled by Sean Scott, is also a lender to the Licensor.

Under the License Agreement, Licensor has granted to us an irrevocable, exclusive license for use of the Licensed Software (as defined below) by our clients ("End User") in the United States (the "Exclusive Territory"), with the right to sublicense, to (a) reproduce, distribute, perform, demonstrate, publicly display and otherwise use and exploit the Licensed Software either independently or as part of our software application (whether made available in downloadable or software-as-a-service form) that incorporates or otherwise uses the Licensed Software (the "Licensee Product") and (b) otherwise use and exploit derivative works of the Licensed Software, including in connection with incorporating the Licensed Software into or combining the Licensed Software with one or more Licensee Products. The license allows us to sublicense to our End Users to allow such End Users to use the Licensed Software either independently or in connection with one or more Licensee Products, under license terms no less restrictive than those in the License Agreement.

"Licensed Software" means the object code for Licensor's proprietary software product(s) as described under "The Company and its Business – The Pre-Mind Platform and Intellectual Property," together with all documentation (including manuals, descriptions, instructions, diagrams, flow-charts, software architecture descriptions, training materials, and other explanatory and informational materials concerning the Licensed Software), upgrades and bug fixes that Licensor has access to or is under its control relating thereto and that Licensor makes commercially available.

Under the agreement, Licensor has agreed to provide us 20 person-hours of technical support and maintenance services per year at no additional charge and thereafter at Licensor's then-current standard rates, subject to approval by our board of directors. Licensor has also agreed to provide bug fixes in connection with Licensor's software update releases at no additional cost to Licensee. Subject to approval by our board of directors, we may also request upgrades to the Licensed Software and the Licensor has agreed to negotiate in good faith with respect to costs associated with such upgrades, exclusivity in such upgrades, as well as timing and project management.

We have agreed to pay Licensor (a) An initial payment of CND$100,000 paid by promissory note in favor of Licensor with the amount due in 190 days. In addition we will be obligated to pay monthly license fees to Licensor once we begin obtaining fees from End Users. Prior to such time as we have raised a minimum of $1,000,000 in equity funding, we would pay Licensor a monthly payment of $50,000, a minimum of $25,000 which must be cash with the remainder being promissory notes with a 180-day maturity. After we have raised a minimum of $1,000,000 in equity funding, the entire monthly payment of $50,000 would be paid in cash. As of June 30, 2024, we have paid the Licensor $210,000 in cash and owe an additional $338,707 under the terms of the License Agreement.

We have, at our expense, the exclusive first right, but not the obligation, to enforce any intellectual property rights in the Licensed Software in the Exclusive Territory in our sole judgment. If we decline to take steps to enforce such Licensed Software IP Rights within thirty (30) days following Licensor's request for Licensee to do so, Licensor will have the right, but not the obligation, at its own expense, to enforce the Licensed Software IP Rights upon notice to us. Any party bearing the expense of such enforcement shall be entitled to all damages awarded or agreed upon pursuant to any settlement agreement.

Licensor has agreed to indemnify, defend and hold us harmless (including our affiliates, directors, officers, employees and contractors) against all liability, damages, losses, penalties, interest, expenses, costs, judgments, settlements, fines and fees (including attorney's fees) arising out of or resulting from (a) Licensor's breach of the representations and warranties set forth in the License Agreement and (b) any claim, allegation, action, demand, suit or proceeding made or brought against us or any of our End User by a third party alleging that the use and reproduction of the Licensed Software as contemplated by this Agreement infringes, misappropriates or violates any intellectual property right of a third party. Except as stated in the preceding sentence, in no event will either party be liable for any loss of profits, loss of business, loss of use of data, interruption of business, or for any indirect, special, incidental or consequential damages of any kind.

The License Agreement continues in full force and effect unless terminated by (1) the Company for any reason upon one hundred twenty (120) days prior written notice to Licensor or (2) by either party if the other party materially breaches the License Agreement and such breach is not remedied within thirty 30 days after written notice of such breach.

Line of Credit Agreement

On June 1, 2023, we entered into a Line of Credit Agreement with New Green Generations Holdings Ltd. (the "Lender"), a company for which Sean Scott is the President and a Director. As of June 30, 2024, the amount of borrowing available under this Agreement had been increased to CND$390,813 (or $285,703) of which $285,703 was outstanding, including accrued interest at the rate of 4.6% per annum.

We are obligated to pay the principal amount, plus interest at the rate of 4.60% per annum, in equal monthly installments over 24 months, due and payable on the 1st of each month, with payments beginning upon the date that we have successfully raised $1,000,000 in debt or equity financing (excluding amounts borrowed under the Line of Credit Agreement). Regardless of whether we raise such financing, all amounts outstanding, including accrued and unpaid interest and other amounts payable thereunder, shall be due and payable on June 1, 2033.

Advances provided under the Line of Credit Agreement may only be used for funding our initial operations, including but not limited to:

- payments due under the License Agreement,
- sales and developer expenses,
- publishing and marketing expenses,
- regulatory and related provider expenses, or
- legal, audit, bookkeeping, and accounting expenses

Advances may not be used for:

- any compensation of any kind (wages, bonuses or otherwise) to any executive, director, or shareholder except for payments made to a provider of outsourced part-time CFO services,
- acquisitions of any kind,
- any additional add-ons or upgrades under the License Agreement.

Stockholders Agreement

On June 1, 2023, in anticipation of issuing Voting Common Stock and Warrants to its founding stockholders, the Company entered into a Stockholders Agreement with all of its founding stockholders that expires in 2075 (the "Expiration Date").

Irrevocable Proxy

Stockholders holding 53.0% of the Voting Common Stock of the Company as of July 31, 2024 (together with Thomas Kunambi, the "B Stockholders"), each irrevocably appointed our CEO Thomas Kunambi and any person designated by him, with prior written notice of such designation to the Company and such B Stockholders, and each of them individually, as its proxy and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of the Stockholders Agreement with respect to any and all matters submitted to the stockholders of the Company for vote or written consent. Stockholders holding 29.3% of the Voting Common Stock of the Company and 100% of the Company's outstanding warrants as of July 31, 2024 (together with Sean Scott, the "C Stockholders"), each irrevocably appointed Sean Scott, our CFO and, if Sean Scott is unavailable our director Carl David Rotor, and each of them individually, as its proxy and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of the Stockholders Agreement with respect to any and all matters submitted to the stockholders of the Company for vote or written consent.

Restrictions on Transfer

Each B Stockholder has agreed, with respect to the shares of Voting Common Stock it beneficially owns (as defined in Rule 13d-3 under the Exchange Act without regard to the sixty days referred to therein) and all shares of capital stock of the Company such Stockholder purchases, acquires the right to vote, or otherwise acquires beneficial ownership of (the "B Shares"), not to (1) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to such B Shares, (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such B Shares, in cash or otherwise, or (3) publicly announce any intention to effect any of the foregoing transactions. For each B Stockholder, its B shares will be released from these transfer restrictions in accordance with the following schedule:

180 days after the date and time that the Company's Common Stock is listed ("Listing Date") for trading on the New York Stock Exchange, any tier of The Nasdaq Stock Market LLC, or another exchange or marketplace approved the Board of Directors of the Company (an "Exchange")	$50,000 of B Shares (based on the closing price on the prior trading day)
12 months after the Listing Date	$100,000 of the remaining B Shares (based on the closing price on the prior trading day)
24 months after the Listing Date	$200,000 of the then remaining B Shares (based on the closing price on the prior trading day)
36 months after the Listing Date	20% of the then remaining B Shares
42 months after the Listing Date	40% of the then remaining B Shares
48 months after the Listing Date	60% of the then remaining B Shares
54 months after the Listing Date	80% of the then remaining B Shares
60 months after the Listing Date	100% of the then remaining B Shares

Right of First Refusal and Co-Sale

Each C Stockholder unconditionally and irrevocably granted to the Company, or its permitted transferees or assigns, the right, but not an obligation, to purchase some or all of the Company's securities that such C Stockholder may propose to transfer (the "Transfer Securities"), at the same price and on the same terms and conditions as those offered to the prospective transferee, provided that the aggregate number of securities of a class owned by any such C Stockholder, plus any rights to acquire any additional securities of that class exercisable within 60 days of such proposed transfer, does not exceed 9.99% of the total outstanding securities of that class of the Company's outstanding securities before or after exercising such rights. Each C Stockholder also unconditionally and irrevocably granted to the other C Stockholders a secondary refusal right to purchase all or any portion of the Transfer Securities not purchased by the Company, subject to the same 9.99% limit. If the total number of Transfer Securities that the Company and the other C Stockholders have agreed to purchase is less than the total number of Transfer Securities proposed to be transferred, then the Company and such Stockholders shall be deemed to have forfeited any right to purchase such Transfer Securities, and the selling C Stockholder(s) shall be free to sell all, but not less than all, of the Transfer Securities to the prospective transferee on terms and conditions substantially similar to (and in no event more favorable than) the original terms and conditions. If any Transfer Securities are not purchased by the Company or other C Stockholders, and thereafter are to be sold to a prospective transferee, each other C Stockholder has the right, but not an obligation, to participate on a pro rata basis in the proposed transfer on the same terms and conditions.

The foregoing rights of first refusal, secondary rights of first refusal and co-sale rights do not apply to transfers (1) to the Company's or such C Stockholder's officers, directors, partners, members or its or their respective affiliates; (2) if such C Stockholder is not a natural person, to its stockholders, partners or members upon its liquidation; (3) by bona fide gift to any family member or to a family trust, established for the exclusive benefit of such C Stockholder and / or any of its family members for estate planning purposes or to any charitable organization; (4) by virtue of laws of descent and distribution upon death of such Stockholder; or (5) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; and each such transferee agrees to be bound by the terms and conditions of the Stockholders Agreement.

Registration Rights

If the Company proposes to sell equity securities in a public offering registered, or exempt from registration, under the Securities Act or any comparable foreign regulations and offers and sales by stockholders are permitted to be included in the offering, the C Stockholders have the right include their C Shares, on a pro rata basis, in such offering, up to a maximum amount of 50% of the aggregate amount of all shares proposed to be offered in the offering or the maximum amount permitted by applicable law if less. If the Company has not, by June 1, 2026, conducted an offering of equity securities in which the C Stockholders were provided the opportunity to participate, the C Stockholders shall have the following registration rights, subject to certain limitations:

- *Demand Registration Rights*. Upon the request of one or more C Stockholders, the Company shall file a Form S-1 registration statement with respect to its C Shares and the C Shares of any other C Stockholder electing to participate, provided that the anticipated aggregate offering price for all C Stockholders electing to participate would exceed $5.0 million. This right to request the filing of a Form S-1 registration statement is limited to only one such effective registration statement. These demand registration rights are not available to any C Stockholder that is a "foreign person" under the Defense Production Act of 1950, as amended, to the extent that such right triggers concerns under the jurisdiction of the Committee on Foreign Investment in the United States, as determined by the Company's CFO.
- *S-3 Demand Registration Rights*. If at any time when the Company, is eligible to use a Form S-3 registration statement, C Stockholder(s) have to right to cause the Company to file a Form S-3 registration statement with respect to the outstanding C Shares of such C Stockholder(s) having an anticipated aggregate offering price of at least $3 million, together with all C Shares requested to be included in such registration by all other C Stockholders.
- *Piggy-back Registration Rights*. If the Company proposes to register the offering of any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration (as defined below), each C Stockholder has the right to cause the Company to register all of the C Shares that each such C Stockholder has requested to be included in such registration; provided that the Company has the right to terminate or withdraw any registration before its effective date, whether or not any C Stockholder has elected to include C Shares in such registration. "Excluded Registration" means (1) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (2) a registration relating to a Rule 145 transaction under the Securities Act; (3) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the C Shares; or (4) a registration in which the only equity securities being registered are equity securities issuable upon conversion of debt securities that are also being registered.

The Company may defer, not more than once in any 12 month period, the filing of any registration statements pursuant to the first and second bullet points above if in the good faith judgment of the board of directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective because such action would materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company, require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential or render the Company unable to comply with requirements under the Securities Act or the Exchange Act.

All expenses (other than underwriting discounts or selling commissions) incurred in connection with any offering pursuant these registration rights, will be borne by the Company, including the reasonable fees and disbursements, not to exceed $10,000 per offering, of one counsel for the selling C Stockholders; provided, however, that the Company shall not be required to pay for any expenses of any demand registration if the registration request is subsequently withdrawn at the request of the C Stockholders of a majority of the C Shares to be registered (in which case all selling C Stockholders shall bear such expenses pro rata based upon the number of Shares that were to be included in the withdrawn registration).

The registration rights of any C Stockholder terminate upon the earliest to occur of: (1) the closing of a sale of substantially all of the assets of the Company (whether by merger, sale of stock, sale of assets or otherwise) in which the consideration received by the Stockholders in such event is in the form of cash and/or publicly-traded securities, and (2) such time as both

(A) the shares of Common Stock of the Company are listed for trading on an Exchange and all of such C Stockholder's shares are freely tradable on such Exchange without volume limitation required by applicable law.

Specific Performance

The Company and each Stockholder party to the Stockholders Agreement has agreed that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any failure to comply with any of the obligations imposed on it by the Stockholders Agreement and will not oppose the seeking of such relief on the basis that any other party hereto has an adequate remedy at law.

RECENT OFFERINGS OF SECURITIES

The Company has made the following issuances of securities since Inception:

- On October 26, 2023, the Company issued an aggregate of 23,481,442 shares of Voting Common Stock to nine founding investors under §4(a)(2) of the Securities Act of 1933 for an aggregate consideration of $234.80.

- On October 26, 2020, the Company issued an aggregate of 46,069,899 shares of Voting Common Stock and warrants exercisable for up to an aggregate 21,507,500 shares of Voting Common Stock in reliance on §4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act for an aggregate consideration of $460.71.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of the Company's capital stock. This summary reflects our Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and our Bylaws.

For a complete description of the Company's capital stock, you should refer to its Certificate of Incorporation and its Bylaws and applicable provisions of the Delaware General Corporation Law. Please also see "Related Party Transactions – Stockholders Agreement" for contractual rights and obligations applicable to current holders of the Company's Voting Common Stock.

General

The company is offering up to $124,000 of its Non-Voting Common Stock at $4.00 per share, with both time-based and investment amount-based bonus shares as described under "The Offering – Investment Incentive". The following description summarizes the most important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the company's Certificate of Incorporation ("Certificate") and its bylaws. For a complete description of our capital stock, you should refer to our Certificate and bylaws and to the applicable provisions of Delaware law.

The following table describes the Company's capital structure as of August 31, 2024:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not issued	Available
Voting Common Stock	149,714,998	71,707,498	21,507,500 (1)	56,500,000 (2)
Non-Voting Common Stock	56,500,000	0	0	56,500,000 (2)
Preferred Stock	1,000,000	0	0	1,000,000

(1) Represents shares of Voting Common Stock underlying outstanding warrants, with an exercise price of $0.10 per share and expiring October 26, 2028.
(2) The same number of shares of Voting Common Stock will be reserved for potential conversion of all Non-Voting Common Stock issued in this offering into Voting Common Stock. In the event that we raise the maximum amount offered hereby and the maximum amount of bonus shares are issued under both the time-based and investment amount-based bonus incentives, we would issue an aggregate of 77,500 shares of Non-Voting Common Stock in this offering.

The number of authorized shares of any class or series of stock of the Company may be increased or decreased by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law, but not below the number of shares thereof then outstanding or required to be reserved for the conversion of any convertible securities or the exercise of any options or other instruments.

Common Stock

Except as set forth in below, the Voting Common Stock and Non-Voting Common Stock have identical rights, powers and privileges in every respect (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the company) and the Non-Voting Common Stock shall be treated the same as Voting Common Stock (including in any merger, consolidation, share exchange, reclassification or other similar transaction).

Voting Rights

The holders of the Voting Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The shares of Non-Voting Common Stock shall not have voting rights at any meeting of stockholders other than those required by law. Under the Delaware General Corporation Law, holders of Non-Voting Common Stock are entitled to vote on a limited number of corporate actions, including:

- an amendment to the certificate of incorporation that would increase or decrease the par value of the Non-Voting Common Stock or alter or change the powers, preferences, or special rights of the Non-Voting Common Stock so as to affect them adversely,

- conversion of the company to a limited liability company, statutory trust, business trust or association, real estate investment trust, common-law trust or any other unincorporated business including a general or limited partnership or a corporation domiciled in another state and

- a transfer to or domestication in any non-U.S. jurisdiction, either ceasing or continuing to exist as a Delaware corporation.

Unless required by law, there is no cumulative voting.

Dividend Rights

Subject to the preferential rights of holders of Preferred Stock, the holders of shares of Voting Common Stock and Non-Voting Common Stock will be entitled to receive such dividends (payable in cash, stock, or otherwise), on a pro rata basis, as may be declared by our Board of Directors at any time and from time to time out of any funds of the company legally available therefor; provided, however, that any dividend that is payable in Common Stock shall be paid only in Voting Common Stock to the holders of Voting Common Stock and only in Non-Voting Common Stock to the holders of Non-Voting Stock.

The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the company, after the payment of any preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining funds and assets available for distribution to the stockholders of the company will be distributed among the holders of shares of Non-Voting Common Stock and Voting Common Stock on a pro rata basis.

Mandatory Conversion of Non-Voting Common Stock

All outstanding shares of Non-Voting Common Stock will automatically convert into an equal number of shares of Voting Common Stock and such converted Non-Voting Common Stock shall be retired and cancelled and may not be reissued upon:

- the closing of the sale of shares of Voting Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or

- the date and time that the Common Stock is listed for trading on the New York Stock Exchange, any tier of The Nasdaq Stock Market LLC, or another exchange or marketplace approved the Board of Directors (the time of such closing or the date and time of such event, the "**Mandatory Conversion Time**"),

Exchanges of Common Stock for other Securities, Cash or Property

In the event of any merger, consolidation, share exchange, reclassification or other similar transaction in which the shares of Voting Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, each share of Non-Voting Common Stock will at the same time be similarly exchanged or changed in an amount per share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, that each share of Voting Common Stock would be entitled to receive as a result of such transaction; provided that, at the election of the company, any securities issued with respect to the Non-Voting Common Stock may be non-voting securities under the resulting corporation's organizational documents and the company will make appropriate provisions and take such actions as it deems necessary, in its sole discretion, to ensure that holders of the Non-Voting Common Stock retain securities with substantially the same privileges, limitations and relative rights as the Non-Voting Common Stock.

Subject to the foregoing, in the event the holders of Voting Common Stock are provided the right to convert or exchange Voting Common Stock for stock or securities, cash and/or any other property, then the holders of the Non-Voting Common Stock will be provided the same right based upon the number of shares of Voting Common Stock such holders would be entitled to receive if such shares of Non-Voting Common Stock were converted into shares of Voting Common Stock immediately prior to such offering.

Repurchases of Common Stock

In the event that the company offers to repurchase shares of Voting Common Stock from its shareholders generally, the company will offer to repurchase Non-Voting Common Stock pro rata based upon the number of shares of Voting Common Stock such holders would be entitled to receive if such shares were converted into shares of Voting Common Stock immediately prior to such repurchase.

Subscription Offers, Rights Offers or Similar Offers

In the event of any pro rata subscription offer, rights offer or similar offer to holders of Voting Common Stock, the company will provide the holders of the Non-Voting Common Stock the right to participate based upon the number of shares of Voting Common Stock such holders would be entitled to receive if such shares were converted into shares of Voting Common Stock immediately prior to such offering; provided that, at the election of the company, any shares issued with respect to the Non-Voting Common Stock may be issued in the form of non-voting shares rather than voting shares.

Recapitalizations

If the company shall in any manner split, subdivide or combine (including by way of a dividend payable in shares of Voting Common Stock or Non-Voting Common Stock) the outstanding shares of Voting Common Stock or Non-Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.

Blank Check Preferred Stock

The company's Board of Directors is expressly authorized to provide, out of up to 1,000,000 shares of undesignated Preferred Stock, for one or more series of Preferred Stock and, without the consent or vote of the company's stockholders, with respect to each such series, to fix the number of shares constituting such series and the terms, rights, powers and preferences, and the qualifications and limitations with respect thereto as the Board of Directors determines.

Forum Selection Provision

Unless the company consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the company to the company or the company's stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Certificate or bylaws or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. This Provision will not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

DILUTION

Investors should understand the potential for dilution. An investor's stake in a Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), or employees exercising stock options, or by conversion of certain instruments (e.g. warrants) in to stock.

If the Company decides to issue more shares, including by offering bonus shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024 Jane invests $20,000 for shares that represent 2% of a Company valued at $1 million.
- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
- In June 2025 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes or preferred stock into shares. Typically, the terms of convertible securities issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible securities get to convert their notes into equity at a "discount" to the price paid by the new investors, e.g., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible securities get more shares for their money than new investors. In the event that the financing is a "down round", the holders of the convertible securities will dilute existing equity holders even more than the new investors do because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible securities that the Company has issued (and may issue in the future) and the terms of those securities.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

As discussed above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options to purchase its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company or assuming a higher level of risk that the Company will success. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors. This means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

- *Liquidation Value* -The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).
- *Book Value* -This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, are very valuable but are not usually represented at their market value on the balance sheet.
- *Earnings Approach-* This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation. the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How The Company Determined the Offering Price

For this offering, the price per share of our Non-Voting Common Stock, including the effective reduction in price per share resulting from offering bonus shares in this offering, was determined based on the internal estimates of management based on its assessment of the market opportunity and its views of the Company's ability to penetrate that market.


REGULATORY INFORMATION


Disqualification: Neither the Company, nor any of its officers or directors are disqualified from relying on Regulation Crowdfunding.

Ongoing Reporting: The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found by clicking on 'Financials' on the Company's website at www.premindusa.com.

Compliance Failure: The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Information regarding updates to the offering and to subscribe can be found here: invest.premindusa.com.

INVESTING PROCESS

Investment Confirmation Process: In order to purchase shares in the offering, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their shares indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur ("Closing Dates"), prior to the Offering Deadline. Investors may cancel an investment commitment until up to 48 hours prior to the earlier of a Closing Date or the Offering Deadline, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to a Closing Date, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the Closing Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the Closing Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the Closing Date.

Investment Cancellations: Investors will have up to 48 hours prior to the earlier of a Closing Date or Offering Deadline to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the Offering closing.

Material Changes: Material changes to an offering include but are not limited to a change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. When instituting the rolling closes, new Closing Dates will be announced and those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new Offering Deadline, which must be at least five days from the date of the notice.

Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

EXHIBIT A

FINANCIAL STATEMENTS AND TAX RETURN INFORMATION

I, Thomas Kunambi, certify that:

(1) the financial statements of PRE-MIND USA INC. included in this Form are true and complete in all material respects; and

(2) the tax return information of PRE-MIND USA INC. included in this Form reflects accurately the information that the Company expects to be reported on its tax return for PRE-MIND USA INC. for the fiscal year ended December 31, 2023.

_/s/ Thomas Kunambi_____

Thomas Kunambi
Chief Executive Officer
PRE-MIND USA INC.

Tax Return Information for the fiscal year ended December 31, 2023

Our filing date for our 2023 tax returns was extended to October 15, 2024. Based on our internal financial calculations, we expect our 2023 tax returns, when filed, to reflect the following:

Total income: $0

Taxable income: $(5,989)

Total tax: $0

PRE-MIND USA INC.
A Delaware Corporation

FINANCIAL STATEMENTS

As of December 31, 2023

PRE-MIND USA INC.
INDEX TO FINANCIAL STATEMENTS

PRE-MIND USA INC.
BALANCE SHEET

		December 31, 2023
Assets:		
Current assets		
Cash and cash equivalents	$	3,333
Total current assets		3,333
Intangible assets, net		423,707
Deferred offering costs		52,266
Total assets	$	479,306
Liabilities and Stockholders' Equity:		
Current liabilities		
Accounts payable	$	-
Accrued liabilities, related party		248,707
Total current liabilities		248,707
Long-term liabilities		
Line of credit, related party		235,912
Total long-term liabilities		235,912
Total liabilities		484,619
Commitments and contingencies (Note 6)		-
Stockholders' Equity/(Deficit):		
Preferred stock, $.00001 par value, 1,000,000 shares authorized, no shares issued and outstanding as of December 31, 2023		-
Voting Common stock, $.00001 par value, 95,714,998 shares authorized, 71,707,498 shares issued and outstanding as of December 31, 2023		717
Non-voting Common stock, $.00001 par value, 2,500,000 shares authorized, no shares issued and outstanding as of December 31, 2023		-
Additional paid-in capital		-
Subscription receivable		(42)
Accumulated deficit		(5,988)
Total stockholders' equity/(deficit)		(5,313)
Total liabilities and stockholders' equity/(deficit)	$	479,306

See accompanying notes, which are an integral part of this financial statement.

PRE-MIND USA INC.
STATEMENT OF OPERATIONS

	For the period from June 1, 2023 (inception) to December 31, 2023
Revenues	$ -
Operating expenses:	
General and administrative	5,988
Total operating expenses	5,988
Net loss	$ (5,988)

See accompanying notes, which are an integral part of this financial statement.

PRE-MIND USA INC.
STATEMENT OF STOCKHOLDERS' EQUITY/(DEFICIT)

	Preferred Stock		Voting Common Stock		Non-voting Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity/ (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at June 1, 2023 (Inception)	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of founders' shares	-	-	71,707,498	717	-	-	-	(42)	-	675
Net loss	-	-	-	-	-	-	-	-	(5,988)	(5,988)
Balance at December 31, 2023	-	$ -	71,707,498	$ 717	-	$ -	$ -	$ (42)	$ (5,988)	$ (5,313)

See accompanying notes, which are an integral part of this financial statement.

PRE-MIND USA INC.
STATEMENT OF CASH FLOWS

		For the period from June 1, 2023 (inception) to December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(5,988)
Changes in operating assets and liabilities:		
Accrued liabilities, related party		248,707
Net cash provided by operating activities		242,719
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of intangible assets		(423,707)
Net cash used in investing activities		(423,707)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from line of credit, related party		235,912
Issuance of Voting Common stock		675
Deferred offering costs		(52,266)
Net cash provided by financing activities		184,321
Increase (decrease) in cash and cash equivalents		3,333
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	3,333
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Non cash investing and financing activities:		
Subscription receivable from sale of Voting Common stock	$	42

See accompanying notes, which are an integral part of this financial statement.

1. NATURE OF OPERATIONS

Pre-Mind USA, Inc. (the "Company") is a corporation formed on June 1, 2023 under the laws of the State of Delaware. The Company develops and licenses customer-centric customer experience software for mobile applications. The Company is headquartered in Dover, Delaware.

As of December 31, 2023, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, entering into certain agreements (see Note 6) and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. GOING CONCERN AND MANAGEMENT'S PLANS

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company was recently formed and has limited capital. The Company will rely on financing for working capital until positive cash flows from operations can be achieved. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. For the next 12 months from the date these financial statements are available to be issued, the Company intends to fund its operations with a proposed Regulation Crowdfunding offering and revenues from operations. If we cannot raise additional capital in the next 12 months, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, those related to assessment of possible impairment of its intangible assets. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes, changes in laws and regulations, and consumer acceptance. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company plans to maintain balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Foreign Currency

The functional currency of the Company is the US Dollar. Assets and liabilities denominated in a foreign currency are remeasured using the exchange rate in effect at the balance sheet date and the corresponding revenue and expenses are remeasured using the average exchange rate in effect during the period. The resulting foreign currency remeasurement adjustments are recorded in other income on the statements of operations as gains/losses during the periods presented were negligible.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. As of December 31, 2023, the Company has not established a deposit account with a financial institution.

Intangible Assets

Intangible assets are stated at cost less accumulated amortization. For intangible assets that have finite lives, the assets are amortized using the straight-line method over the estimated useful lives of the related assets. For intangible assets with indefinite lives, the assets are tested periodically for impairment.

Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2023, the Company capitalized deferred offering costs related to the Regulation CF offering of $52,266.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606 – Revenue from Contracts with Customers ("ASC 606"). The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less. To date, the Company has not generated any revenue. In accordance with FASB ASC 720, "Other Expenses", organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it has net operating loss carryforwards of $0 as of June 1, 2023 (inception). The Company pays taxes at an effective blended rate of 26% and has used this effective rate to derive a net deferred tax asset of $0 as of June 1, 2023 (inception).

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016- 02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU effective on inception and it did not have any effect on its financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. STOCKHOLDERS' EQUITY/(DEFICIT)

Preferred Stock

The Company is authorized to issue a total of 1,000,000 shares of Preferred Stock with par value of $0.00001 per share. Preferred stock may be issued in one or more series with terms, rights, powers, and preferences as authorized by the Company's board of directors.

Common Stock

The Company is authorized to issue a total of 98,214,998 shares of Common Stock, consisting of 95,714,998 shares of Voting Common Stock with par value of $0.00001 per share, and 2,500,000 shares of Non-Voting Common Stock with par value of $0.00001 per share. Voting Common Stock and Non-Voting Common Stock are identical in all respects except for voting rights, for which Non-Voting Common Stock have no voting rights, and mandatory conversion terms, where Non-Voting Common Stock are mandatorily convertible into Voting Common Stock if and upon either an initial public offering or listing of the Voting Common Stock on an exchange. Common Stock are subject to rights and preferences of preferred stock.

On October 26, 2023 and during the period from Inception to December 31, 2023, the Company entered into subscription agreements with its founders' to issue 71,707,498 shares of voting common stock and 21,507,000 warrants to purchase voting common stock for total consideration of $717, of which $42 was recorded as a subscription receivable. Each warrant entitles the holder to purchase one whole share of voting common stock at an exercise price of $0.10 per share and expires five years after issuance.

5. RELATED PARTY TRANSACTIONS

See Note 6 for related party transactions.

6. COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

License Agreement

The Company entered into a license agreement on June 1, 2023 with a related party entity for certain software. Licensing fees include an initial payment of $100,000 in Canadian Dollars (CAD), which is to be included on a promissory note in favor of the licensor, with such note being due with 190 days of the effective date of the agreement. Until such time as the Company raises $1,000,000 in equity funding and subject to the licensor meeting its obligations, a monthly fee of $50,000 USD is due and payable, of which $25,000 must be paid in cash and the remainder being a promissory note payable no more than 180 days out. After $1,000,000 has been raised in equity, the full $50,000 per month is due in cash. The licensor will provide certain limited technical support. If more time is required than allotted, the Company will be subject to fees incurred on an hourly basis. This agreement will continue in perpetuity unless canceled in accordance with the provisions of the agreement. The Company can unilaterally terminate the agreement with 120 days' notice. Termination can also be elected with 30 days' notice if there is a material breach. If the agreement is terminated, all software, source code and other licensed material must be returned and/or destroyed.

As of December 31, 2023, the Company has capitalized $427,707 as intangible assets and recorded related party accrued liabilities of $248,707 in connection with the license agreement.

Line of Credit

On June 1, 2023, the Company obtained a line of credit with New Green Generations Holdings LTD, a related party. As of December 31, 2023, the Company had $235,912 outstanding on the line of credit and could borrow up to $342,500 in Canadian Dollars (CAD). All amounts outstanding under the line of credit, including all accrued and unpaid interest and other amounts payable under the line of credit shall become due and payable in full, together with any accrued and unpaid interest thereof, on June 1, 2033.

The principal amount of each advance shall be repaid in equal monthly installments over twenty four (24) months, due and payable on the 1st of each month, with payments beginning upon the 1st of the month following the later of (i) the date that the Company has successfully raised, One Million United States Dollars (US $1,000,000) in debt or equity financing (excluding the line of credit) and (ii) the date such advance is made to the Company, provided that all amounts outstanding under the line of credit, including all accrued and unpaid interest and other amounts payable under the line of credit, shall be due and payable upon maturity.

The principal amount outstanding under any advance shall bear interest at the rate of 4.60% per annum, payable in arrears on the 1st day of each month, with payments beginning on the 1st day of the month immediately following the date such advance is made.

Consulting Agreements

In July 2023, the Company entered into a consulting agreement. Pursuant to the agreement, if the Company consummates an initial public offering ("IPO"), the consultant will provide investor relations services for a period of three years after the IPO date. Total consideration for the services includes $50,000 due on the IPO date and a budget commitment of $1,250,000 minimum per year.

In August 2023, the Company entered into a consulting agreement with DealMaker Securities LLC. Pursuant to the agreement, the consultant will provide advisory, compliance, and consulting services in connection with the Company's anticipated Regulation CF offering. Total consideration in exchange for the services included $17,500 due upon execution of the agreement and monthly subscription fees of $2,000 beginning the first month following the offering commencement date. In addition, the Company will pay 8.5% of the gross proceeds from the offering.

7. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through July 29, 2024, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.